Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

CoolBrands International Inc. (“CoolBrands”)
8300 Woodbine Avenue, 5th Floor
Markham, ON
L3R 9Y7

2.	Date of Material Change

September 15, 2006

3.	Press Release

A press release disclosing this matter was issued on September 15, 2006.

4.	Summary of Material Change

          CoolBrands announced that its subsidiary, Eskimo Pie Corporation (“Eskimo Pie”), had closed the previously announced sale of its Value America flavors and ingredients division to a leading inventor and marketer of specialty flavors for the ice cream industry for gross proceeds of approximately US$9 million.

          In addition, CoolBrands announced that two lawsuits have been filed against it, one in the Supreme Court of the State of New York and one in the Ontario Superior Court.

5.	Full Description of Material Change

          CoolBrands announced that its subsidiary, Eskimo Pie, had closed the previously announced sale of its Value America flavors and ingredients division, a division of CoolBrands that manufactures and sells a full line of quality flavors, chocolate coatings, fudge sauces, powders for chocolate milk, eggnog bases and other ingredients, to Denali New Berlin, LLC and Denali Ingredients, LLC (together, the “Buyer”), a leading inventor and marketer of specialty flavors for the ice cream industry. The gross proceeds of the sale will be approximately US$9 million, and the net proceeds (after paying expenses related to the closing of the transaction) are to be used to repay a portion of CoolBrands’ borrowings.

          In addition, CoolBrands announced that a lawsuit had been filed in the Supreme Court of the State of New York against it and certain of its subsidiaries and employees. The lawsuit was filed by Americana Foods Corporation (“AFC”) in relation to Americana Foods L.P., a manufacturer and supplier of packaged ice cream, frozen yogurt and other frozen dessert products of which CoolBrands is the general partner and in which AFC owns a 49.9% interest. AFC is seeking monetary damages, certain declaratory orders and injunctive relief based on an alleged erosion of the value of its investment. CoolBrands intends to vigorously defend this lawsuit.

          CoolBrands also announced that a lawsuit which has been filed in the Ontario Superior Court by two plaintiffs against their broker, also names as defendants CoolBrands and certain persons who were directors of CoolBrands in July 2004. The plaintiffs allege that their broker made unauthorized purchases on their behalf of an unspecified number of CoolBrands shares, and that the actions of the broker and CoolBrands and its directors contributed to their loss. CoolBrands also intends to vigorously defend this lawsuit.

6.	Reliance on Confidentiality Section

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officers

          For further information, please contact David J. Stein, Chief Executive Officer, CoolBrands at (631) 737-9700.

9.	Date of Report

September 25, 2006.